OPTION AGREEMENT

(Option to Acquire Oil and Gas Lease)

STATE:	Texas
COUNTY:	Cameron
OPTIONORS:	Santiago Resources, LP
1519 Partners, LP
Via Fortuna Minerals, LLC
Wesley G. Ritchie
Barrier Island Minerals, LLC

OPTIONEE:	Victory Energy Corporation
2600 Via Fortuna, Suite 200
Austin, Texas 78746

EFFECTIVE DATE:	December 20, 2010

Optionors, named above, own part of the mineral interest in the land described in Exhibit A (the "Land"). Optionors desire to grant Optionee, named above, an option to acquire an Oil and Gas Lease on Optionors’ mineral interest in the Land.

For the consideration of Twenty-Five Thousand Dollars ($25,000.00), the receipt and sufficiency of which Optionors acknowledge, Optionors grant Optionee, for a term of threehundred sixty-five (365) days from the Effective Date (the "Option Period"), the exclusive right and option, but not the obligation, to acquire a lease of the Land on substantially the same terms and conditions as set forth in the form Oil and Gas Lease attached as Exhibit B, (the "Option Lease"). Optionors agree not to enter into any oil and gas lease which would prevent Optionee from exercising this option on the Land during the Option Period; provided, however, Optionors retain the right to sell all or any portion of their mineral rights in the Land, and any such sale, if made subject to the terms of this Option, shall not constitute a breach of this Option Agreement.

In addition, and in return for the payment of the Option consideration, which is nonrefundable, Optionors agree to permit Optionee full access to the Land, access to all acreage records, including abstracts, surveys, title opinions court documents, orders and judgments in Optionors’ possession which might be useful in certifying and determining ownership and mineral rights in the Land. The right to access the Land hereunder includes the right to conduct geophysical or seismic testing, including the right to take soil samples, photographs or otherwise ascertain data regarding the Land. Optionee agrees to keep confidential and not to disclose to any third parties any information concerning the Land without the prior express written consent of Optionors, and Optionee shall furnish Optionors copies of any seismic data, geophysical data,

Option Agreement (Option Agreement to Acquire Oil and Gas Lease)	Page 1

and any other geological information obtained by Optionee covering the Land during the Option Period.

Should Optionee elect to exercise its option to acquire a lease within the Option Period, Optionee shall notify Optionors, in writing and personally delivered, or sent by certified mail, return receipt requested, of Optionee’s election, and shall also simultaneously tender to Optionors, in the form of certified funds, payable to Optionors, the amount of $375.00 per net mineral acre owned by Optionors in the mineral estate in the Land (the "Option Payment"). Upon Optionors’ receipt of the election notice, and the verification of receipt of all funds due, Optionee is authorized to place of record, in the county where the Land is located, the Option Lease attached as Exhibit B, which will be executed by Optionors, as Lessors, upon receipt of the election and the verification of funds. Both the written notice and tender must take place within the Option Period for this Option to be deemed to have been timely exercised. Any notice to be given hereunder shall be effective only when actually delivered or received.

 Should Optionee elect to lease the Option Land, the lease executed hereunder shall cover the entirety of the Option Land.

If Optionee does not tender the Option Payment on or before the expiration of the Option Period, this option shall terminate and the Option Lease shall be null and void and of no further force and effect.

All of the terms, covenants, obligations and considerations of this agreement shall extend to and be binding upon Optionors and their successors and/or assigns. This Agreement further constitutes the entire agreement and understanding between the parties with respect to the subject matter herein and supersedes all prior negotiations and representations. This agreement cannot be modified except in writing signed by all of the parties hereto.

Neither this Option Agreement nor the obligations hereunder shall be transferred or assigned, in whole or in part, by Optionee without the prior written consent of Optionors, which consent shall not be unreasonably withheld.

This Option Agreement shall not be recorded in any public records. On request, Optionors agree to execute a Memorandum of this Agreement in a form suitable for recording. This Option Agreement is executed by Optionors of the date of Optionors’ signatures, but shall be deemed effective for all purposes as of the Effective Date stated above.

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